SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2003

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Financial Statements

For the years ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedules:

Schedule of Assets (Held at Year End)	9

Schedule of Reportable Transactions	10

Consent of Independent Registered Public Accounting Firm	Exhibit 1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Community Trust Bancorp, Inc.
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan ("Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2003 and the schedule of reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Louisville, Kentucky
June 23, 2004

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets
Cash	$42,568	$39,504
Investments at fair value:
Community Trust Bancorp, Inc. common stock	30,221,321	22,163,550
Mutual funds	10,030,273	7,410,722
Cash equivalents	3,843,488	3,802,654

Total assets	44,137,650	33,416,430
Accrued interest and dividends receivable	242,840	210,967

Net assets available for benefits	$44,380,490	$33,627,397

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,471,669	$1,690,923
Interest and dividends	1,039,341	982,944
Total investment income	9,511,010	2,673,867

Contributions–participants	1,584,126	1,374,673
Contributions–employer	1,652,248	1,483,360
Rollover–participants	34,963	3,216

Total additions, net	12,782,347	5,535,116

Deductions from net assets attributed to--
Distributions paid to participants and beneficiaries	(2,029,254)	(2,249,996)

Net increase	10,753,093	3,285,120

Net assets available for benefits at beginning of year	33,627,397	30,342,277

Net assets available for benefits at end of year	$44,380,490	$33,627,397

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

1. Description of Plan

The following brief description of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which he/she has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. For 2002, the maximum amount of voluntary contributions was the lesser of $11,000 or 12% of the participant’s compensation for the plan year. For 2003, the maximum amount of voluntary contributions was the lesser of $12,000 or 15%. During 2003 and 2002, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

In addition, each year CTBI will contribute to the Plan an amount not less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund (see Note 3). During 2003 and 2002, the contribution percentage was 4%.

Participants’ Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed three or more years of service. A participant who has completed less than three years of service is entitled to the full value of his account less the value of the employer contributions. Forfeited employer contributions are redistributed to active participants.

Payment of Benefits

Generally, a participant's account balance will be distributed to the participant or his beneficiary in a single lump sum.

Market Risk and Uncertainties

The Plan invests in various mutual funds and equity securities. Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3. Investments

All amounts contributed to the Plan are held by the trustee, Community Trust and Investment Company, and are invested in seven separate investment funds as described below.

Participant Directed Funds

Company Stock Fund (CTBI Common Stock): The investment objective is to achieve long-term appreciation of capital. While supply/demand considerations and general market conditions will impact the price of common stock on a daily/monthly, and perhaps even annual basis, long-term profitability and growth of the corporation will be the primary factors in achieving the objective. Price volatility and industry volatility will be greater than that of the stock market as a whole. Historically, concentrations in a single security tend to have more risk than a diversified portfolio, such as a mutual fund. In the event that the plan is unable to acquire CTBI stock, excess cash will be invested temporarily in a money market fund.

Fixed Income Fund (SEI Index Funds Bond Index Portfolio A #56): This fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Aggregate Bond Index. The fund replicates the approximate sector, quality, and maturity weightings of the Lehman Aggregate Bond Index using investment grade corporate and government fixed income securities of U.S. and foreign issuers. The duration is currently 4.75 years and the share price volatility is medium.

International Stock Equity Fund (SEI International Equity #95): This fund seeks to provide capital appreciation through a broad level of diversification in common stocks and other equity securities of mostly foreign companies in developed countries. Share price volatility is medium to high.

Money Market Fund (SEI Daily Income Government II Fund #33): This fund seeks to preserve principal and maintain liquidity while providing current income. The share price volatility is very low. The fund invests exclusively in U.S. Treasury obligations issued and guaranteed as to principal and interest by instrumentalities of the U.S. Government and securities issued by agencies of the U.S. Government.

Mutual Fund (SEI Index S&P 500 Index Fund #55): This fund seeks to provide investment results that correspond to the aggregate price and dividend performance of the stocks in the S&P 500 Index. The fund invests substantially all assets in the S&P's 500 selected securities, most of which are common stocks. The share price volatility is medium to high.

Mutual Fund (SEI Institutional Style Managed Mid-Cap Growth Fund #68): This fund seeks to provide long-term capital appreciation by investing primarily in common stocks of U.S. mid-sized capitalized ($500 million to $5 billion) companies that are believed to have high sustainable growth levels and probability of high positive earnings revisions. Share price volatility is high.

Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 1%. In the absence of an allocation, all of a participant’s contributions will be invested in the Money Market Fund.

Non-Participant Directed Fund

Trust Fund: This fund consists primarily of CTBI common stock.

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2003 and 2002:

	2003	2002
	Fair Value	Fair Value

CTBI common stock, 1,000,706 (2003) and 881,605 (2002) shares	$30,221,321	$22,163,550

SEI Daily Income Government II Fund #33, 3,736,912 (2003) and 3,641,177 (2002) shares	3,736,912	3,641,177

SEI Index Funds Bond Index Portfolio A #56, 273,558 (2003) and 233,069 (2002) units	2,995,462	2,589,399

SEI Index S&P 500 Index Fund #55, 194,221 (2003) and 171,787 (2002) units	6,665,673	4,660,588

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,471,669, as follows:

	2003	2002

CTBI common stock	$7,034,156	$2,759,130
Mutual funds	1,437,513	(1,068,207)

Total	$8,471,669	$1,690,923

4. Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2003	2002

CTBI common stock	$30,221,321	$22,163,550

7. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $161,283 and $220,348 at December 31, 2003 and 2002, respectively.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Item 4i--
Schedule of Assets (Held at Year-End)

December 31, 2003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Current Value

Mutual Funds
SEI Index S&P 500 Index Fund #55	Equity Mutual Fund, 194,221 units	$6,665,673

SEI Institutional Style Managed Mid-Cap Growth Fund #68	Equity Mutual Fund, 16,591 units	278,074

SEI International Equity #95	Equity Mutual Fund, 9,585 units	91,064

SEI Index Funds Bond Index Portfolio A #56	Equity Bond Fund, 273,558 units	2,995,462

		10,030,273

Cash Equivalents
Goldman Sachs Financial Square Government Fund	Money Market Fund, 106,576 shares	106,576

SEI Daily Income Government II Fund #33	Money Market Fund, 3,736,912 shares	3,736,912

		3,843,488

Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 1,000,706 shares	30,221,321

Total assets held for investment purposes		$44,095,082

* Indicates a party-in-interest to the plan.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Schedule of Reportable Transactions

Year Ended December 31, 2003

Purchases	Sales

Identity of Party Involved and Description of Asset Including Interest Rate and Maturity in Case of a Loan	Number of Transactions	Dollar Value of Purchases	Number of Transactions	Dollar Value of Sales	Net Gain (Loss)

Series of transactions in excess of 5%

Community Trust Bancorp, Inc.	46	$1,438,317	3	$275,984	$126,396
Goldman Sachs Financial Square Government Fund	109	$2,860,789	79	$2,915,693

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 25, 2004	By:	/s/ Jean R. Hale

Vice Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo

Executive Vice President/Controller

By:	/s/ Kenneth R. Earley

Senior Vice President/Director of Human Resources